UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 2)*

Chesapeake Energy Corporation

(Name of Issuer)

Common Stock, Par Value $0.01 Per Share

(Title of Class of Securities)

165167107

(CUSIP Number)

Jeff Zlotky

NGP Energy Capital Management, L.L.C.

2850 N. Harwood Street, 19th Floor

Dallas, Texas 75201

(972) 432-1440

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

November 12, 2019

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 165167107

1	Name of Reporting Person Esquisto Holdings, LLC

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Source of Funds (See Instructions) N/A

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 0

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person 0

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11) 0%

14	Type of Reporting Person (See Instructions) OO

CUSIP No. 165167107

1	Name of Reporting Person WHR Holdings, LLC

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Source of Funds (See Instructions) N/A

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 0

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person 0

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11) 0%

14	Type of Reporting Person (See Instructions) OO

CUSIP No. 165167107

1	Name of Reporting Person NGP XI US Holdings, L.P.

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Source of Funds (See Instructions) N/A

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 0

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person 0

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11) 0%

14	Type of Reporting Person (See Instructions) PN

CUSIP No. 165167107

1	Name of Reporting Person WHE AcqCo Holdings, LLC

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Source of Funds (See Instructions) N/A

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 0

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person 0

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11) 0%

14	Type of Reporting Person (See Instructions) OO

CUSIP No. 165167107

1	Name of Reporting Person NGP Energy Capital Management, L.L.C.

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Source of Funds (See Instructions) N/A

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Texas

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 0

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person 0

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11) 0%

14	Type of Reporting Person (See Instructions) OO

Explanatory Note

This Amendment No. 2 to Schedule 13D (this “Amendment”) amends and supplements the Schedule 13D (the “Original Schedule 13D”) filed jointly on February 11, 2019 and amended by Amendment No. 1 on March 29, 2019 by each of Esquisto Holdings, LLC, a Delaware limited liability company (“Esquisto Holdings”), WHR Holdings, LLC, a Delaware limited liability company (“WHR Holdings”), NGP XI US Holdings, L.P., a Delaware limited partnership (“NGP XI US Holdings”), WHE AcqCo Holdings, LLC, a Delaware limited liability company (WHE AcqCo Holdings”), and NGP Energy Capital Management, L.L.C., a Texas limited liability company (“NGP ECM” and, collectively, the “Reporting Persons”), concerning common stock, par value $0.01 per share (“Common Stock”), of Chesapeake Energy Corporation, an Oklahoma corporation (the “Issuer”).

On November 12, 2019, the Reporting Persons distributed all shares of Common Stock of the Issuer held by them to their equity holders on a pro rata basis in accordance with their respective ownership interests, with no consideration being paid in connection therewith. As such, each of the Reporting Persons ceased to be the beneficial owners of more than five percent of the Common Stock of the Issuer. Consequently, the filing of this Amendment represents the final amendment to the Schedule 13D and constituted an “exit filing” for each of the Reporting Persons.

Except as specifically provided herein, this Amendment does not modify any of the information previously reported in the Original Schedule 13D. Capitalized terms used but not defined in this amendment shall have the meanings set forth in the Original Schedule 13D.

Item 4.          Purpose of Transaction.

Item 4 of the Original Schedule 13D is hereby amended and supplemented by adding the following information:

On November 12, 2019, the Reporting Persons distributed all shares of Common Stock of the Issuer held by them to their equity holders on a pro rata basis in accordance with their respective ownership interests, with no consideration being paid in connection therewith.

Item 5.          Interest in Securities of the Issuer.

Item 5 of the Original Schedule 13D is hereby amended and restated in its entirety with the following information:

(a)-(b)

As a result of the transaction disclosed in Item 4 herein, the Reporting Persons no longer beneficially own any securities of the Issuer, and therefore their obligation to file further amendments to this statement has terminated

(c)   Except as described in this Amendment, none of the Reporting Persons has effected any transactions in shares of Common Stock of the Issuer during the past 60 days.

(d)   Not applicable.

(e)   On November 12, 2019, the Reporting Persons distributed all shares of Common Stock of the Issuer held by them to their equity holders on a pro rata basis in accordance with their respective ownership interests, with no consideration being paid in connection therewith. As such, each of the Reporting Persons ceased to be the beneficial owners of more than five percent of the Common Stock of the Issuer.

Item 6.          Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Item 6 of the Original Schedule 13D is hereby amended and supplemented by adding the following information:

The information set forth in Item 4 is hereby incorporated by reference.

Signatures

After reasonable inquiry and to the best of each of the undersigned’s knowledge and belief, each of the undersigned hereby certifies that the information set forth in this statement is true, complete and correct.

Date: November 12, 2019

ESQUISTO HOLDINGS, LLC

/s/ Tony R. Weber
Name:	Tony R. Weber
Title:	Authorized Person

WHR HOLDINGS, LLC

/s/ Tony R. Weber
Name:	Tony R. Weber
Title:	Authorized Person

NGP XI US HOLDINGS, L.P.

By:	NGP XI Holdings GP, L.L.C, its general partner

/s/ Tony R. Weber
Name:	Tony R. Weber
Title:	Authorized Person

WHE ACQCO HOLDINGS, LLC

/s/ Tony R. Weber
Name:	Tony R. Weber
Title:	Authorized Person

NGP ENERGY CAPITAL MANAGEMENT, L.L.C.

/s/ Tony R. Weber
Name:	Tony R. Weber
Title:	Co-Chief Executive Officer